Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-196287
Prospectus Supplement No. 3
TimkenSteel Corporation
TimkenSteel Corporation
2014 Equity and Incentive Compensation Plan
Common Shares
(without par value)
This prospectus supplement no. 3 amends our prospectus dated March 11, 2015. The common shares that are the subject of the prospectus have been registered so that they may be acquired by participants in the TimkenSteel Corporation 2014 Equity and Incentive Compensation Plan, which we refer to as the 2014 Plan, upon the exercise of certain options to purchase our common shares and upon vesting of certain restricted shares, performance shares, restricted stock units and deferred share awards issued pursuant to the 2014 Plan. Any proceeds received by us from the exercise of stock options covered by the 2014 Plan will be used for general corporate purposes.
This prospectus supplement no. 3 is being filed to include the information set forth in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which was filed with the Securities and Exchange Commission on November 13, 2015 and which is set forth below. This prospectus supplement no. 3 should be read in conjunction with the prospectus dated March 11, 2015.
Our common shares are listed on the New York Stock Exchange under the symbol “TMST.” On November 13, 2015, the last reported sale price per share of our common shares was $11.03 per share.
In reviewing this prospectus supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 3 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 3 is November 13, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-36313

TIMKENSTEEL CORPORATION (Exact name of registrant as specified in its charter)

Ohio	46-4024951
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1835 Dueber Avenue SW, Canton, OH	44706
(Address of principal executive offices)	(Zip Code)
330.471.7000
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes   ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if smaller reporting company)	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒
Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at October 30, 2015
Common Shares, without par value	44,192,239
TimkenSteel Corporation

PART I. FINANCIAL INFORMATION
ITEM I. FINANCIAL STATEMENTS
TimkenSteel Corporation
Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(Dollars in millions, except per share data)
Net sales	$232.7	$434.2	$899.6	$1,265.9
Cost of products sold	253.2	363.0	884.6	1,048.5
Gross (Loss) Profit	(20.5)	71.2	15.0	217.4

Selling, general and administrative expenses	26.6	31.1	85.4	81.5
Impairment and restructuring charges	0.8	—	2.8	—
Operating (Loss) Income	(47.9)	40.1	(73.2)	135.9

Interest expense	0.9	0.2	2.0	0.9
Other expense, net	1.0	0.2	2.4	0.1
(Loss) Income Before Income Taxes	(49.8)	39.7	(77.6)	134.9
(Benefit) provision for income taxes	(19.0)	14.0	(29.4)	46.9
Net (Loss) Income	($30.8)	$25.7	($48.2)	$88.0

Per Share Data:
Basic (loss) earnings per share	($0.69)	$0.56	($1.08)	$1.93
Diluted (loss) earnings per share	($0.69)	$0.56	($1.08)	$1.91

Dividends per share	$0.14	$0.14	$0.42	$0.14
See accompanying Notes to the Unaudited Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Statements of Comprehensive (Loss) Income (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(Dollars in millions)
Net (loss) income	($30.8)	$25.7	($48.2)	$88.0
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1.1)	(0.6)	(1.1)	(0.2)
Pension and postretirement liability adjustment	6.1	5.5	17.2	8.4
Other comprehensive income, net of tax	5.0	4.9	16.1	8.2
Comprehensive (Loss) Income, net of tax	($25.8)	$30.6	($32.1)	$96.2
See accompanying Notes to the Unaudited Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Balance Sheets (Unaudited)

	September 30, 2015	December 31, 2014
(Dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$30.8	$34.5
Accounts receivable, net of allowances	106.7	167.1
2015 - $1.0 million; 2014 - $0.2 million
Inventories, net	196.0	293.8
Deferred income taxes	20.1	20.3
Prepaid expenses	10.0	28.0
Other current assets	9.3	7.6
Total Current Assets	372.9	551.3

Property, Plant and Equipment, Net	764.3	771.9

Other Assets
Pension assets	11.4	8.0
Intangible assets, net	29.1	30.3
Other non-current assets	2.5	2.6
Total Other Assets	43.0	40.9
Total Assets	$1,180.2	$1,364.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable, trade	$48.9	$120.2
Salaries, wages and benefits	21.4	49.1
Accrued pension and postretirement cost	17.8	17.8
Income taxes payable	—	0.3
Other current liabilities	28.6	38.1
Total Current Liabilities	116.7	225.5

Non-Current Liabilities
Long-term debt	205.2	185.2
Accrued pension and postretirement cost	106.3	119.1
Deferred income taxes	54.8	75.1
Other non-current liabilities	10.2	11.1
Total Non-Current Liabilities	376.5	390.5

Commitments and contingencies	—	—

Shareholders’ Equity
Preferred shares, without par value; authorized 10.0 million shares, none issued	—	—
Common shares, without par value; authorized 200.0 million shares; issued 2015 - 45.7 million shares; 2014 - 45.7 million shares; outstanding 2015 - 44.2 million shares; 2014 - 44.8 million shares	—	—
Additional paid-in capital	1,052.0	1,050.7
Retained (deficit) earnings	(37.5)	29.4
Treasury shares	(46.3)	(34.7)
Accumulated other comprehensive loss	(281.2)	(297.3)
Total Shareholders’ Equity	687.0	748.1
Total Liabilities and Shareholders’ Equity	$1,180.2	$1,364.1
See accompanying Notes to the Unaudited Consolidated Financial Statements.

TimkenSteel Corporation
Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2015	2014
(Dollars in millions)
CASH PROVIDED (USED)
Operating Activities
Net (loss) income	($48.2)	$88.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54.6	42.9
Impairment charges	0.9	—
Loss on sale or disposal of assets	1.0	1.3
Deferred income taxes	(30.2)	(14.1)
Stock-based compensation expense	6.0	4.3
Pension and postretirement expense	22.9	9.6
Pension and postretirement contributions and payments	(12.2)	(15.3)
Changes in operating assets and liabilities:
Accounts receivable, including due from related party	60.4	(54.1)
Inventories, net	97.8	(46.1)
Accounts payable, including due to related party	(71.3)	34.1
Other accrued expenses	(33.8)	32.5
Prepaid expenses	18.0	(2.4)
Other, net	(2.1)	(12.2)
Net Cash Provided by Operating Activities	63.8	68.5

Investing Activities
Capital expenditures	(52.9)	(83.1)
Proceeds from sale of assets	0.4	—
Net Cash Used by Investing Activities	(52.5)	(83.1)

Financing Activities
Cash dividends paid to shareholders	(18.7)	(6.4)
Purchase of treasury shares	(17.3)	(4.1)
Proceeds from exercise of stock options	1.5	5.8
Payment on long-term debt	(45.0)	(30.2)
Proceeds from issuance of debt	65.0	130.2
Dividend paid to The Timken Company (Timken)	—	(50.0)
Net transfers (to) from Timken and subsidiaries	(0.5)	3.8
Cash received from Timken for settlement of separation	—	3.0
Net Cash (Used) Provided by Financing Activities	(15.0)	52.1
Effect of exchange rate changes on cash	—	—
(Decrease) Increase In Cash and Cash Equivalents	(3.7)	37.5
Cash and cash equivalents at beginning of period	34.5	—
Cash and Cash Equivalents at End of Period	$30.8	$37.5
See accompanying Notes to the Unaudited Consolidated Financial Statements.

TimkenSteel Corporation
Notes to Unaudited Consolidated Financial Statements
(dollars in millions, except per share data)

Note 1 - Basis of Presentation
TimkenSteel Corporation (TimkenSteel) became an independent company as a result of the distribution on June 30, 2014 by The Timken Company (Timken) of 100 percent of the outstanding common shares of TimkenSteel to Timken shareholders. Each Timken shareholder of record as of the close of business on June 23, 2014 received one TimkenSteel common share for every two Timken common shares held as of the record date for the distribution. TimkenSteel common shares trade on the New York Stock Exchange under the ticker symbol “TMST.”
Prior to the spinoff on June 30, 2014, TimkenSteel operated as a reportable segment of Timken. The accompanying Unaudited Consolidated Financial Statements for periods prior to the separation have been prepared from Timken’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Timken. The Unaudited Consolidated Financial Statements for periods prior to the separation include the historical results of operations, assets and liabilities of the legal entities that are considered to comprise TimkenSteel. The historical results of operations and cash flows of TimkenSteel presented in the Unaudited Consolidated Financial Statements for periods prior to the separation may not be indicative of what they would have been had TimkenSteel actually been a separate stand-alone entity during such periods, nor are they necessarily indicative of TimkenSteel’s future results of operations and cash flows.
The accompanying Unaudited Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures considered necessary for a fair presentation have been included. For further information, refer to TimkenSteel’s Audited Consolidated Financial Statements and Notes included in its Annual Report on Form 10-K for the year ended December 31, 2014.
Certain items previously reported in specific financial statement captions have been reclassified to conform to the fiscal 2015 presentation.
Note 2 - Recent Accounting Pronouncements
In August 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-15, "Interest – Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU provides additional guidance to ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-3), which did not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. This guidance explains that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of ASU 2015-15 did not affect the results of operations and financial position of TimkenSteel.
In July 2015, the FASB issued ASU 2015-11, “Inventory: Simplifying the Measurement of Inventory (Topic 330),” which provides guidance that simplifies the subsequent measurement of inventories by replacing the lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in, first-out (LIFO) and therefore applies only to the approximately 35% of inventory that TimkenSteel values by first-in, first-out (FIFO), average cost or specific identification methods. It is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. TimkenSteel is currently evaluating the impact of the adoption of this ASU on its results of operations and financial condition.
In April 2015, the FASB issued ASU 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This ASU clarifies the circumstances under which a cloud computing customer would account for the arrangement as a license of internal-use software. It is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. TimkenSteel is currently evaluating the impact of the adoption of this ASU on its results of operations and financial condition.
In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” This ASU amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. TimkenSteel is currently evaluating the impact of the adoption of this accounting standard update on its results of operations and financial condition.
In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This ASU is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of ASU 2014-15 did not affect the results of operations and financial condition of TimkenSteel.
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which provides guidance for revenue recognition. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. This ASU will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". This ASU defers the effective date of ASU 2014-09 for all entities by one year. Early application is permitted but not before the original effective date of annual periods beginning after December 15, 2016. TimkenSteel is currently evaluating the impact of the adoption of this ASU on its results of operations and financial condition.
Note 3 - Inventories
The components of inventories, net as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
Inventories, net:
Manufacturing supplies	$44.7	$38.5
Raw materials	25.1	56.8
Work in process	62.8	110.3
Finished products	73.0	91.1
Subtotal	205.6	296.7
Allowance for surplus and obsolete inventory	(9.6)	(2.9)
Total Inventories, net	$196.0	$293.8
Inventories are valued at the lower of cost or market, with approximately 65% valued by the LIFO method and the remaining inventories, including manufacturing supplies inventory as well as international (outside the United States) inventories, valued by FIFO, average cost or specific identification methods.
An actual valuation of the inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must be based on management’s estimates of expected year-end inventory levels and costs. Because these calculations are subject to many factors beyond management’s control, annual results may differ from interim results as they are subject to the final year-end LIFO inventory valuation.
The LIFO reserve as of September 30, 2015 and December 31, 2014 was $62.9 million and $86.7 million, respectively. TimkenSteel projects that its LIFO reserve will decrease for the year ending December 31, 2015 based on lower anticipated costs, particularly scrap steel costs, and anticipated lower inventory quantities, slightly offset by higher manufacturing costs.

Note 4 - Property, Plant and Equipment
The components of property, plant and equipment, net as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
Property, Plant and Equipment, net:
Land and buildings	$357.8	$292.4
Machinery and equipment	1,351.6	1,183.0
Construction in progress	78.1	288.3
Subtotal	1,787.5	1,763.7
Less allowances for depreciation	(1,023.2)	(991.8)
Property, Plant and Equipment, net	$764.3	$771.9
Total depreciation expense was $49.7 million and $39.9 million for the nine months ended September 30, 2015 and 2014, respectively. TimkenSteel recorded capitalized interest of $1.2 million for the nine months ended September 30, 2015. TimkenSteel capitalized interest related to construction projects of $5.7 million for the nine months ended September 30, 2014. TimkenSteel recorded impairment charges of $0.9 million related to the discontinued use of certain assets during the nine months ended September 30, 2015.
Note 5 - Intangible Assets
The components of intangible assets, net as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible Assets Subject to Amortization:
Customer relationships	$6.8	$3.2	$3.6	$6.8	$2.4	$4.4
Technology use	9.0	4.6	4.4	9.0	4.1	4.9
Capitalized software	54.3	33.2	21.1	50.6	29.6	21.0
Total Intangible Assets	$70.1	$41.0	$29.1	$66.4	$36.1	$30.3
Intangible assets subject to amortization are amortized on a straight-line method over their legal or estimated useful lives, with useful lives ranging from 3 to 15 years. Amortization expense for intangible assets for the nine months ended September 30, 2015 and 2014 was $4.9 million and $3.0 million, respectively.
Note 6 - Financing Arrangements
The components of long-term debt as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.01% as of September 30, 2015)	$12.2	$12.2
Variable-rate State of Ohio Air Quality Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.01% as of September 30, 2015)	9.5	9.5
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033 (0.01% as of September 30, 2015)	8.5	8.5
Revolving credit facility, due 2019 (LIBOR plus applicable spread)	175.0	155.0
Total Long-Term Debt	$205.2	$185.2

Credit Facility
On June 30, 2014, TimkenSteel entered into a credit facility with JPMorgan Chase Bank, N.A., as administrative agent, PNC Bank, National Association, as syndication agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-documentation agents, and the other lenders and arrangers party thereto. The credit facility has a term of five years through June 30, 2019 and provides for a committed revolving credit line of up to $300.0 million. The credit facility includes an expansion option allowing TimkenSteel to request additional commitments of up to $150.0 million in term loans or revolving credit commitments, subject to certain conditions and approvals as set forth in the credit agreement. The credit facility provides a $50.0 million sublimit for multicurrency loans, a $50.0 million sublimit for letters of credit and a $30.0 million sublimit for swing line loans.
The credit facility may be used for working capital and asset renewal and acquisition and is secured by a first priority lien on substantially all of the assets of TimkenSteel and its subsidiaries.
TimkenSteel is required to maintain a certain capitalization ratio and interest coverage ratio as well as minimum liquidity balances as set forth in the credit agreement. As of September 30, 2015, TimkenSteel was in compliance with these ratios and liquidity requirements, as well as the additional covenants contained in the credit agreement.
Although TimkenSteel is in compliance with the above-mentioned covenants as of September 30, 2015, TimkenSteel has projected that by the end of 2015 it will not be in compliance with the interest coverage ratio noted above. TimkenSteel has been in discussions with its lenders regarding an amendment to its existing credit facility which will result in covenant relief. Although those discussions are not yet completed, TimkenSteel anticipates this effort to be concluded successfully during the fourth quarter of 2015. Also, TimkenSteel is pursuing additional long-term financing to provide additional liquidity.
The credit agreement also provides the lenders with the ability to reduce the credit line amount even if TimkenSteel is in compliance with all conditions of the credit agreement upon a material adverse change to the business, properties, assets, financial condition or results of operations of TimkenSteel. Subject to certain limited exceptions, the credit agreement contains a number of restrictions that limit TimkenSteel’s ability to incur additional indebtedness, pledge its assets as security, guarantee obligations of third parties, make investments, undergo a merger or consolidation, dispose of assets, or materially change its line of business, among other things. In addition, the credit agreement includes a cross-default provision whereby an event of default under other debt obligations, as defined in the credit agreement, will be considered an event of default under the credit agreement.
Borrowings under the credit facility bear interest based on the daily balance outstanding at LIBOR (with no rate floor), plus an applicable margin (varying from 1.25% to 2.25%) or, in certain cases, an alternate base rate (based on certain lending institutions’ Prime Rate or as otherwise specified in the credit agreement, with no rate floor), plus an applicable margin (varying from 0.25% to 1.25%). The credit facility also carries a commitment fee equal to the unused borrowings multiplied by an applicable margin (varying from 0.20% to 0.40%). The applicable margins are calculated quarterly and vary based on TimkenSteel’s consolidated capitalization ratio as set forth in the credit agreement. The interest rate under the revolving credit facility was 1.75% as of September 30, 2015. The amount available under the credit facility as of September 30, 2015 was $124.3 million.
Advanced Quench-and-Temper Facility
In the second quarter of 2015, TimkenSteel entered into a capital lease arrangement with the Stark County Port Authority in connection with the construction of a new advanced quench-and-temper facility in Perry Township, Ohio and the issuance of an Industrial Revenue Bond. The bond is held 100% by TimkenSteel Material Services, LLC (a wholly-owned subsidiary of TimkenSteel) and, accordingly, the obligation under the lease agreement and investment in the Industrial Revenue Bond, as well as the related interest income and expense, are eliminated in the Unaudited Consolidated Financial Statements. As of September 30, 2015, $19.8 million has been spent on the new advanced quench-and-temper facility and is reported in property, plant and equipment, net in the Unaudited Consolidated Balance Sheets. Of this amount, $3.7 million has been financed through the capital lease arrangement described above.
Revenue Refunding Bonds
On June 1, 2014, Timken purchased, in lieu of redemption, the State of Ohio Water Development Revenue Refunding Bonds (Water Bonds), State of Ohio Air Quality Development Revenue Refunding Bonds (Air Quality Bonds) and State of Ohio Pollution Control Revenue Refunding Bonds (Pollution Control Bonds) (collectively, Bonds). Pursuant to an Assignment and Assumption Agreement dated June 24, 2014 (Assignment) between Timken and TimkenSteel, Timken assigned all of its right, title and interest in and to the loan agreements and the notes associated with the Bonds to, and these obligations were assumed by, TimkenSteel. Additionally, replacement letters of credit were issued for the Water Bonds and the Pollution Control Bonds. The Bonds were remarketed on June 24, 2014 (Remarketing Date) in connection with the conversion of the interest rate mode for the

Bonds to the weekly rate and the delivery of the replacement letters of credit, as applicable. TimkenSteel is responsible for payment of the interest and principal associated with the Bonds subsequent to the Remarketing Date. As a result of the purchase and remarketing of the Bonds, TimkenSteel recorded a loss on debt extinguishment of $0.7 million during the second quarter of 2014 related to the write-off of original deferred financing costs, which are reflected as interest expense in the Unaudited Consolidated Statements of Operations.
All of TimkenSteel’s long-term debt is variable-rate debt and, as a result, the carrying value of this debt is a reasonable estimate of fair value as interest rates on these borrowings approximate current market rates, which is considered a Level 2 fair value input as defined by Accounting Standard Codification (ASC) 820, “Fair Value Measurements”. The valuation of Level 2 is based on quoted prices for similar assets and liabilities in active markets that are observable either directly or indirectly.
Note 7 - Accumulated Other Comprehensive Loss
Changes in accumulated other comprehensive loss for the nine months ended September 30, 2015 and 2014 by component are as follows:

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance at December 31, 2014	($4.8)	($292.5)	($297.3)
Other comprehensive (loss) income before reclassifications, before income tax	(1.1)	0.5	(0.6)
Amounts reclassified from accumulated other comprehensive loss, before income tax	—	26.7	26.7
Income taxes	—	(10.0)	(10.0)
Net current period other comprehensive (loss) income, net of income tax	(1.1)	17.2	16.1
Balance at September 30, 2015	($5.9)	($275.3)	($281.2)

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance at December 31, 2013	($0.4)	$—	($0.4)
Net transfer from Timken	(3.2)	(233.9)	(237.1)
Other comprehensive (loss) income before reclassifications, before income tax	(0.2)	0.7	0.5
Amounts reclassified from accumulated other comprehensive loss, before income tax	—	12.0	12.0
Income taxes	—	(4.3)	(4.3)
Net current period other comprehensive (loss) income, net of income tax	(0.2)	8.4	8.2
Balance at September 30, 2014	($3.8)	($225.5)	($229.3)
The reclassification of the pension and postretirement liability adjustment was included in costs of products sold and selling, general and administrative expenses in the Unaudited Consolidated Statements of Operations. These components are included in the computation of net periodic benefit cost.

Note 8 - Changes in Shareholders' Equity
Changes in the components of shareholders’ equity for the nine months ended September 30, 2015 were as follows:

	Total	Additional Paid-in Capital	Retained (Deficit) Earnings	Treasury Shares	Accumulated Other Comprehensive Loss
Balance as of December 31, 2014	$748.1	$1,050.7	$29.4	($34.7)	($297.3)
Net loss	(48.2)	—	(48.2)	—	—
Pension and postretirement adjustment, net of tax	17.2	—	—	—	17.2
Foreign currency translation adjustments	(1.1)	—	—	—	(1.1)
Stock-based compensation expense	6.0	6.0	—	—	—
Dividends – $0.42 per share	(18.7)	—	(18.7)	—	—
Net transfer to Timken and subsidiaries	(0.5)	(0.5)	—	—	—
Stock option exercise activity	1.5	1.5	—	—	—
Purchase of treasury shares	(15.2)	—	—	(15.2)	—
Issuance of treasury shares	—	(5.7)	—	5.7	—
Shares surrendered for taxes	(2.1)	—	—	(2.1)	—
Balance as of September 30, 2015	$687.0	$1,052.0	($37.5)	($46.3)	($281.2)
Note 9 - Retirement and Postretirement Plans
The components of net periodic benefit cost for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
Components of net periodic benefit cost:	Pension	Postretirement	Pension	Postretirement
Service cost	$4.3	$0.4	$3.8	$0.4
Interest cost	12.8	2.3	12.7	2.4
Expected return on plan assets	(19.4)	(1.7)	(19.3)	(1.6)
Amortization of prior service cost	0.1	0.3	0.2	0.2
Amortization of net actuarial loss	8.7	—	7.0	—
Net Periodic Benefit Cost	$6.5	$1.3	$4.4	$1.4

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Components of net periodic benefit cost:	Pension	Postretirement	Pension	Postretirement
Service cost	$12.6	$1.3	$6.4	$0.7
Interest cost	38.5	7.0	20.5	4.0
Expected return on plan assets	(58.1)	(5.1)	(31.4)	(2.7)
Amortization of prior service cost	0.4	0.8	0.3	0.3
Amortization of net actuarial loss	25.5	—	11.4	—
Allocated benefit cost from Timken	—	—	5.2	2.2
Net Periodic Benefit Cost	$18.9	$4.0	$12.4	$4.5
Prior to the spinoff on June 30, 2014, employees of TimkenSteel participated in various retirement and postretirement benefit plans sponsored by Timken. Because Timken provided these benefits to eligible employees and retirees of TimkenSteel, the costs to participating employees of TimkenSteel in these plans were reflected in the Unaudited Consolidated Financial Statements, while the related assets and liabilities were retained by Timken. Expense allocations for these benefits were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel. All cost allocations related to the various retirement benefit plans have been deemed paid by TimkenSteel to Timken in the period in which the cost was recorded. Net periodic benefit costs are included in the Unaudited Consolidated Statements of Operations as a component of cost of products sold and selling, general and administrative expenses. Allocated benefit costs from Timken were funded through intercompany transactions.
Note 10 - Earnings Per Share
On June 30, 2014, 45.4 million TimkenSteel common shares were distributed to Timken shareholders in conjunction with the spinoff. For comparative purposes, and to provide a more meaningful calculation for weighted average shares, this amount was assumed to be outstanding as of the beginning of each period prior to the spinoff presented in the calculation of weighted-average shares. In addition, for the dilutive weighted average share calculations, the dilutive securities outstanding at June 30, 2014 were assumed to also be outstanding as of the beginning of each period prior to the spinoff. For the three and nine months ended September 30, 2015 and 2014, 2.0 million and 0.1 million of equity-based awards, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. In periods in which a net loss has occurred, as is the case for the three and nine months ended September 30, 2015, the dilutive effect of stock-based awards is not recognized and thus is not utilized in the calculation of diluted earnings per share.
The following table sets forth the reconciliation of the numerator and the denominator of basic earnings per share and diluted earnings per share for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Numerator:
Net (loss) income for basic and diluted earnings per share	($30.8)	$25.7	($48.2)	$88.0

Denominator:
Weighted average shares outstanding, basic	44,431,092	45,494,668	44,636,149	45,651,305
Dilutive effect of stock-based awards	—	580,342	—	540,036
Weighted average shares outstanding, diluted	44,431,092	46,075,010	44,636,149	46,191,341

Basic (loss) earnings per share	($0.69)	$0.56	($1.08)	$1.93
Diluted (loss) earnings per share	($0.69)	$0.56	($1.08)	$1.91
Note 11 - Segment Information
TimkenSteel operates and reports financial results for two segments: Industrial & Mobile and Energy & Distribution. These segments represent the level at which the chief operating decision maker (CODM) reviews the financial performance of TimkenSteel and makes operating decisions. Segment earnings before interest and taxes (EBIT) is the measure of profit and loss that the CODM uses to evaluate the financial performance of TimkenSteel and is the basis for resource allocation, performance reviews and compensation. For these reasons, TimkenSteel believes that Segment EBIT represents the most relevant measure of segment profit and loss. The CODM may exclude certain charges or gains from EBIT, such as corporate charges and other special charges, to arrive at a Segment EBIT that is a more meaningful measure of profit and loss upon which to base operating decisions. TimkenSteel defines Segment EBIT margin as Segment EBIT as a percentage of net sales.
TimkenSteel changed the method by which certain costs and expenses are allocated to its reportable segments beginning with the third quarter of 2014. The change reflects a refinement of its internal reporting to align with the way management now makes operating decisions and manages the growth and profitability of its business as an independent company subsequent to the spinoff from Timken. This change corresponds with management’s current approach to allocating costs and resources and assessing the performance of its segments. TimkenSteel reports segment information in accordance with the provisions of FASB Accounting Standards Codification 280, “Segment Reporting.” There has been no change in the total consolidated financial condition or results of operations previously reported as a result of the change in its segment cost structure. All periods presented have been adjusted to reflect this change.

Industrial & Mobile
The Industrial & Mobile segment is a leading provider of high-quality air-melted alloy steel bars, tubes, precision components and value-added services. For the industrial market sector, TimkenSteel sells to original equipment manufacturers including agriculture, construction, machinery, military, mining, power generation and rail. For the mobile market sector, TimkenSteel sells to automotive customers including light-vehicle, medium-truck and heavy-truck applications. Products in this segment are in applications including engine, transmission and driveline components, large hydraulic system components, military ordnance, mining and construction drilling applications and other types of equipment.
Energy & Distribution
The Energy & Distribution segment is a leading provider of high-quality air-melted alloy steel bars, seamless tubes and value-added services such as thermal treatment and machining. The Energy & Distribution segment offers unique steel chemistries in various product configurations to improve customers’ performance in demanding drilling, completion and production activities. Application of TimkenSteel’s engineered material solutions can be found in both offshore and land-based drilling rig activities. Vertical and horizontal drilling and completion applications include high strength drill string components and specialized completion tools that enable hydraulic fracturing for shale gas and oil. Distribution channel activity also is conducted through this segment. Distribution channel activity constitutes direct sales of steel bars and seamless mechanical tubes to distributors. TimkenSteel authorized service centers enable TimkenSteel to collaborate with various independent service centers to deliver differentiated solutions for end users.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net Sales:
Industrial & Mobile	$188.1	$240.8	$632.7	$727.3
Energy & Distribution	44.6	193.4	266.9	538.6
	$232.7	$434.2	$899.6	$1,265.9
Segment EBIT:
Industrial & Mobile	($25.0)	$20.3	($39.3)	$67.7
Energy & Distribution	(32.6)	27.8	(49.0)	84.2
Total Segment EBIT	($57.6)	$48.1	($88.3)	$151.9
Unallocated (1)	8.7	(8.2)	12.7	(16.1)
Interest expense	(0.9)	(0.2)	(2.0)	(0.9)
(Loss) Income Before Income Taxes	($49.8)	$39.7	($77.6)	$134.9
(1) Unallocated are costs associated with strategy, corporate development, tax, treasury, legal, internal audit, LIFO and general administration expenses.
Note 12 - Income Tax (Benefit) Provision
TimkenSteel’s (benefit) provision for income taxes in interim periods is computed by applying the appropriate estimated annual effective tax rates to income or loss before income taxes for the period. In addition, non-recurring or discrete items, including interest on prior-year tax liabilities, are recorded during the periods in which they occur.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(Benefit) provision for income taxes	($19.0)	$14.0	($29.4)	$46.9
Effective tax rate	38.2%	35.3%	37.9%	34.8%
The effective tax rate for the three months ended September 30, 2015 was higher than the U.S. federal statutory rate of 35% due primarily to U.S. state and local taxes and certain discrete tax items.

The effective tax rate for the three months ended September 30, 2014 was higher than the U.S. federal statutory rate of 35% primarily due to U.S. state and local taxes and other permanent differences. These were partially offset by the U.S. manufacturing deduction.
The effective tax rate for the nine months ended September 30, 2015 was higher than the U.S. federal statutory rate of 35% due primarily to U.S. state and local taxes, certain discrete tax items and the tax benefit associated with non-U.S. earnings taxed at a rate less than the U.S. statutory rate. These were partially offset by the effect of other permanent differences.
The effective tax rate for the nine months ended September 30, 2014 was lower than the U.S. federal statutory rate of 35% primarily due to the U.S. manufacturing deduction. These were partially offset by U.S. state and local taxes and the effect of other permanent differences.
Note 13 - Contingencies
TimkenSteel has a number of loss exposures that are incurred in the ordinary course of business such as environmental claims, product liability claims, product warranty claims, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management’s estimate and judgment regarding risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.
Environmental Matters
From time to time, TimkenSteel may be a party to lawsuits, claims or other proceedings related to environmental matters and/or may receive notices of potential violations of environmental laws and regulations from the U.S. Environmental Protection Agency and similar state or local authorities. TimkenSteel recorded reserves for such environmental matters as other current liabilities on the Unaudited Consolidated Balance Sheets. Accruals related to such environmental matters represent management’s best estimate of the fees and costs associated with these matters. Although it is not possible to predict with certainty the outcome of such matters, management believes that their ultimate dispositions should not have a material adverse effect on TimkenSteel’s financial position, cash flows, or results of operations.

Balance at December 31, 2014	$1.3
Expenses	—
Payments	(0.3)
Balance at September 30, 2015	$1.0
Note 14 - Restructuring Charges
During the second quarter of 2015, TimkenSteel approved and began implementing a cost reduction plan that resulted in the reduction of TimkenSteel’s salaried and hourly headcount. As a result, TimkenSteel recognized restructuring charges consisting of severance, benefits and other associated expenses of $1.6 million and $0.3 million for the second and third quarter of 2015, respectively. TimkenSteel recorded reserves for such restructuring charges as other current liabilities on the Unaudited Consolidated Balance Sheets. Of the $1.9 million charge, $1.2 million related to the Industrial & Mobile segment and $0.7 million related to the Energy & Distribution segment. The following is a rollforward of the consolidated restructuring accrual for the nine months ended September 30, 2015:

Balance at December 31, 2014	$—
Expenses	1.9
Payments	(1.9)
Balance at September 30, 2015	$—

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(dollars in millions, except per share data)
Business Overview
TimkenSteel traces its roots back to The Timken Roller Bearing Company, which was founded in 1899 by carriage-maker/inventor Henry Timken and his two sons. By 1913, the company launched its first formal research facility, centered on improving the quality of the raw materials used to make its bearings. Early research demonstrated the superiority of bearing steel made in electric-arc furnaces (rather than existing Bessemer and open hearth processes), and that finding, coupled with a desire to ensure a dependable supply of premium steel in the years leading into World War I, led to the decision to competitively produce steel in-house. When The Timken Roller Bearing Company’s Canton, Ohio steel plant became operational in 1917, it included one of the largest electric arc-furnace facilities in the country.
We manufacture alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately two million tons. Our portfolio includes special bar quality (SBQ) bars, seamless mechanical tubing and precision steel components. In addition, we supply machining and thermal treatment services, as well as manage raw material recycling programs, which are used as a feeder system for our operations. We focus on research and development to devise solutions to our customers’ toughest engineering challenges and then leverage those answers into new product offerings. Based on our internal estimates, we have historically supplied, on average, approximately 30% of the seamless mechanical tube demand in the United States.
Based on our knowledge of the steel industry, we believe we are the only focused SBQ steel producer in North America and have the largest SBQ steel large bar (6-inch diameter and greater) production capacity among the North American steel producers. In addition, we are the only steel manufacturer with capabilities of developing SBQ steel large bars up to 16-inches in diameter. SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. We make these products from nearly 100% recycled steel, using our expertise in raw materials to create custom steel products with a competitive cost structure similar to that of a high-volume producer.
We operate in and report financial results for two segments: 1) Industrial & Mobile and 2) Energy & Distribution. Our customers include companies in the following market sectors: oil and gas; automotive; industrial equipment; mining; construction; rail; aerospace and defense; heavy truck; agriculture; and power generation. A significant portion of our production facilities services all of our end markets across both reportable segments. As a result, we allocate certain costs based on the segments’ use of these shared resources.
Capital Investments
Our recent investments are expected to significantly strengthen our position as a leader in providing differentiated solutions for the energy, industrial and automotive market sectors, while enhancing our operational performance and customer service capabilities.
On July 17, 2014, we announced plans to invest in additional advanced quench-and-temper heat-treat capacity. The $40 million facility, will perform quench-and-temper heat-treat operations and, we believe, will have capacity for up to 50,000 process-tons annually of 4-inch to 13-inch bars and tubes. This facility will be located in Perry Township, Ohio on the site of our Gambrinus Steel Plant near three existing thermal treatment facilities. This facility will be larger than each of our three existing thermal treatment facilities in Canton, Ohio. In response to the continued weakness in energy and some industrial end markets, we have decided to defer the installation until market conditions provide us the opportunity to achieve the best return on this investment.
In October 2014, we cast our first heat on the world’s largest jumbo bloom vertical caster, which cost approximately $200 million, excluding capitalized interest. We expect, once fully ramped, the new caster will improve yield by approximately 15%, increase annual finished ton capacity by up to 125,000 tons and expand our product range servicing the energy and industrial market sectors by providing large bar capabilities unique in the United States.

Results of Operations

	Three Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$232.7	$434.2	($201.5)	(46.4)%
Net sales, excluding surcharges	201.7	329.6	(127.9)	(38.8)%
Gross (loss) profit	(20.5)	71.2	(91.7)	(128.8)%
Gross margin	(8.8)%	16.4%	NM	(2,520) bps
Selling, general and administrative expenses	26.6	31.1	(4.5)	(14.5)%
Net (loss) income	(30.8)	25.7	(56.5)	(219.8)%
Scrap index per ton	265	421	(156)	(37.1)%
Shipments (in tons)	178,747	284,106	(105,359)	(37.1)%
Average selling price per ton, including surcharges	$1,302	$1,528	($226)	(14.8)%
Capacity utilization	40.3%	75.1%	NM	(3,480) bps

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$899.6	$1,265.9	($366.3)	(28.9)%
Net sales, excluding surcharges	755.1	969.4	(214.3)	(22.1)%
Gross profit	15.0	217.4	(202.4)	(93.1)%
Gross margin	1.7%	17.2%	NM	(1,550) bps
Selling, general and administrative expenses	85.4	81.5	3.9	4.8%
Net (loss) income	(48.2)	88.0	(136.2)	(154.8)%
Scrap index per ton	283	376	(93)	(24.7)%
Shipments (in tons)	661,785	823,442	(161,657)	(19.6)%
Average selling price per ton, including surcharges	$1,359	$1,537	($178)	(11.6)%
Capacity utilization	51.0%	71.9%	NM	(2,090) bps
Net Sales
Net sales for the third quarter of 2015 were $232.7 million, a decrease of $201.5 million compared to the third quarter of 2014. Excluding surcharges, net sales decreased $127.9 million, or 38.8%. The decrease was driven by lower ship tons of approximately 72% in the Energy & Distribution segment and approximately 10% in the Industrial & Mobile segment as a result of lower demand for energy and related industrial products.
Net sales for the nine months ended September 30, 2015 were $899.6 million, a decrease of $366.3 million compared to the same period in 2014. Excluding surcharges, net sales decreased $214.3 million, or 22.1%. The decrease was primarily due to lower ship tons of approximately 43% in the Energy & Distribution segment and approximately 3% in the Industrial & Mobile segment as a result of lower demand for energy and related industrial products in the nine months ended September 30, 2015.
Gross (Loss) Profit
Gross loss for the third quarter of 2015 was $20.5 million, a decrease of $91.7 million, or 128.8%, compared to gross profit of $71.2 million for the third quarter of 2014. The decrease was driven primarily by higher manufacturing costs of approximately $51 million, lower volume of approximately $38 million, an inventory revaluation charge of approximately $7 million, raw material spread of approximately $7 million and price/mix of approximately $7 million, partially offset by higher LIFO income of $17 million. As discussed previously, ship tons decreased in the third quarter of 2015 compared to the third quarter of 2014 as a result of lower customer demand. Manufacturing costs were unfavorable due primarily to melt utilization declining from approximately 75% in the third quarter of 2014 to approximately 40% for the third quarter of 2015. The unfavorable raw material spread was driven by timing associated with our customer surcharge mechanism. Our surcharge mechanism is designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag. As a result, we end up with a timing difference between how much we pay for scrap and the surcharge recovery. While surcharge generally protects gross profit, it had the effect of diluting gross margin as a percentage of sales in the third quarter of 2015.
Gross profit for the nine months ended September 30, 2015 was $15.0 million, a decrease of $202.4 million, or 93.1%, compared to gross profit of $217.4 million for the nine months ended September 30, 2014. The decrease was driven primarily by higher manufacturing costs of approximately $99 million, lower volume of approximately $58 million, raw material spread of approximately $48 million, price/mix of approximately $18 million and an inventory revaluation charge of approximately $7 million, partially offset by higher LIFO income of $30 million. As discussed previously, ship tons decreased in the nine months ended September 30, 2015 compared to the same period in 2014 as a result of lower customer demand. Manufacturing costs were unfavorable due primarily to melt utilization declining from approximately 72% for the nine months ended September 30, 2014 to approximately 51% for the nine months ended September 30, 2015. The unfavorable raw material spread was driven by timing associated with our customer surcharge mechanism as discussed above.
Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses for the third quarter of 2015 decreased $4.5 million, or 14.5%, compared to the third quarter of 2014 due primarily to lower variable pay. SG&A expenses increased $3.9 million, or 4.8%, for the nine months ended September 30, 2015 compared to the same period in 2014 due primarily to additional costs to operate as a stand-alone independent organization, partially offset by lower variable pay.
Impairment and Restructuring Charges
During the second quarter of 2015, we approved and implemented a cost reduction plan, which resulted in the recognition of $0.3 million of restructuring charges during the third quarter and $1.9 million for the nine months ended September 30, 2015. Of the $1.9 million charge, $1.2 million related to the Industrial & Mobile segment and $0.7 million related to the Energy & Distribution segment. Refer to Note 14 - “Restructuring Charges” in the Notes to our Unaudited Consolidated Financial Statements for details. During the nine months ended September 30, 2015, we recorded impairment charges of $0.9 million related to the discontinued use of certain assets.
(Benefit) Provision for Income Taxes

	Three Months Ended September 30,
	2015	2014	$ Change	% Change
(Benefit) provision for income taxes	($19.0)	$14.0	($33.0)	(235.7)%
Effective tax rate	38.2%	35.3%	NM	290 bps

	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
(Benefit) provision for income taxes	($29.4)	$46.9	($76.3)	(162.7)%
Effective tax rate	37.9%	34.8%	NM	310 bps
The increase in the effective tax rate for both the third quarter of 2015 and the nine months ended September 30, 2015 compared to the comparable periods in 2014 was due primarily to the loss of a tax benefit associated with the U.S. manufacturing deduction, which is not expected to be available in 2015.

Business Segments

Industrial & Mobile	Three Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$188.1	$240.8	($52.7)	(21.9)%
Net sales, excluding surcharges	163.8	185.1	(21.3)	(11.5)%
EBIT	(25.0)	20.3	(45.3)	(223.2)%
EBIT margin	(13.3)%	8.4%	NM	(2,170) bps
Shipments (in tons)	142,992	158,090	(15,098)	(9.6)%
Average selling price per ton, including surcharges	$1,315	$1,523	($208)	(13.7)%

Industrial & Mobile	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$632.7	$727.3	($94.6)	(13.0)%
Net sales, excluding surcharges	534.7	562.3	(27.6)	(4.9)%
EBIT	(39.3)	67.7	(107.0)	(158.1)%
EBIT margin	(6.2)%	9.3%	NM	(1,550) bps
Shipments (in tons)	467,283	480,879	(13,596)	(2.8)%
Average selling price per ton, including surcharges	$1,354	$1,512	($158)	(10.4)%
Industrial & Mobile segment net sales decreased $52.7 million, or 21.9%, in the third quarter of 2015 compared to the third quarter of 2014. Excluding surcharges, net sales decreased 11.5%. The decrease was driven primarily by lower ship tons of approximately 37% in the third quarter of 2015 compared to third quarter of 2014 in the industrial market sector, which was negatively impacted by global commodity market weakness. This decrease was partially offset by increased ship tons in the mobile market sector of approximately 9% for the third quarter of 2015 compared to the third quarter of 2014 as a result of continued strong North American automotive demand.
Industrial & Mobile segment net sales decreased $94.6 million, or 13.0%, in the nine months ended September 30, 2015 compared to the same period in 2014. Excluding surcharges, net sales decreased 4.9%. The decrease was driven primarily by lower ship tons of approximately 16% for the nine months ended September 30, 2015 compared to same period of 2014 in the industrial market sector, which was negatively impacted by global commodity market weakness. This decrease was partially offset by increased ship tons in the mobile market sector of approximately 5% for the nine months ended September 30, 2015 compared to the same period of 2014 as a result of strong North American automotive demand.
EBIT decreased $45.3 million, or 223.2%, in the third quarter of 2015 due to higher allocated manufacturing costs of approximately $34 million, lower volume of approximately $6 million and raw material spread of approximately $5 million.
EBIT decreased $107.0 million, or 158.1%, in the nine months ended September 30, 2015 compared to the same period in 2014 due to higher allocated manufacturing costs of approximately $66 million, raw material spread of approximately $31 million and lower volume of approximately $6 million.

Energy & Distribution	Three Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$44.6	$193.4	($148.8)	(76.9)%
Net sales, excluding surcharges	37.9	144.5	(106.6)	(73.8)%
EBIT	(32.6)	27.8	(60.4)	(217.3)%
EBIT margin	(73.1)%	14.4%	NM	(8,750) bps
Shipments (in tons)	35,755	126,016	(90,261)	(71.6)%
Average selling price per ton, including surcharges	$1,247	$1,535	($288)	(18.8)%

Energy & Distribution	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
Net sales	$266.9	$538.6	($271.7)	(50.4)%
Net sales, excluding surcharges	220.4	407.1	(186.7)	(45.9)%
EBIT	(49.0)	84.2	(133.2)	(158.2)%
EBIT margin	(18.4)%	15.6%	NM	(3,400) bps
Shipments (in tons)	194,502	342,563	(148,061)	(43.2)%
Average selling price per ton, including surcharges	$1,372	$1,572	($200)	(12.7)%
Energy & Distribution segment net sales decreased $148.8 million, or 76.9%, during the third quarter of 2015 compared to the third quarter of 2014. Excluding surcharges, net sales decreased 73.8%. The decrease was driven by an approximately 84% decline in ship tons to the energy end market due to reduced demand for energy-related products as a result of the drop in rig count and higher customer inventory levels. Ship tons to industrial distributors in the third quarter of 2015 declined approximately 56% compared to the third quarter of 2014 due to reduced demand from mining and industrial equipment end markets.
Energy & Distribution segment net sales decreased $271.7 million, or 50.4%, during the nine months ended September 30, 2015 compared to the same period in 2014. Excluding surcharges, net sales decreased 45.9%. The decrease was driven by an approximately 58% decline in ship tons to the energy end market due to reduced demand for energy-related products as a result of the drop in rig count and higher customer inventory levels. Ship tons to industrial distributors decreased approximately 25% for the nine months ended September 30, 2015 compared to the same period in 2014 due to reduced demand from mining and industrial equipment end markets.
EBIT decreased $60.4 million, or 217.3%, during the third quarter of 2015 compared to the third quarter of 2014. The decrease was driven by lower volume of approximately $37 million, higher allocated manufacturing costs of approximately $19 million, and an energy inventory revaluation of approximately $6 million.
EBIT decreased $133.2 million, or 158.2%, during the nine months ended September 30, 2015 compared to the same period in 2014. The decrease was driven by lower volume of approximately $61 million, higher allocated manufacturing costs of approximately $36 million, raw material spread of approximately $18 million, price/mix of approximately $9 million and an energy inventory revaluation of approximately $6 million.

Unallocated	Three Months Ended September 30,
	2015	2014	$ Change	% Change
LIFO income (expense)	$11.8	($5.4)	$17.2	318.5%
Corporate expenses	3.1	2.8	0.3	10.7%
Unallocated income (expense)	8.7	(8.2)	16.9	206.1%
Unallocated % to net sales	3.7%	(1.9)%	NM	560 bps

Unallocated	Nine Months Ended September 30,
	2015	2014	$ Change	% Change
LIFO income (expense)	$23.8	($6.4)	$30.2	471.9%
Corporate expenses	11.1	9.7	1.4	14.4%
Unallocated income (expense)	12.7	(16.1)	28.8	178.9%
Unallocated % to net sales	1.4%	(1.3)%	NM	270 bps
Unallocated are costs associated with strategy, corporate development, tax, treasury, legal, internal audit, LIFO and general administration expenses. Unallocated costs were favorable $16.9 million for the third quarter of 2015 and $28.8 million for the nine months ended September 30, 2015 due primarily to increased LIFO income of $17.2 million and $30.2 million for the three and nine months ended September 30, 2014, respectively. Corporate expenses increased $0.3 million and $1.4 million for the three and nine months ended September 30, 2015, respectively, due primarily to additional costs to operate as a stand-alone independent organization.

Net Sales, Excluding Surcharges
This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes discussions of net sales adjusted to exclude raw material surcharges, which represents a financial measure that has not been determined in accordance with U.S. GAAP. Generally, as we experience fluctuations in our costs, we reflect them as increases or decreases through our customer surcharge mechanism with the goal of being essentially cost neutral. We believe presenting net sales to exclude surcharges provides a more consistent basis for comparing our core operating results.

TimkenSteel	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$232.7	$434.2	$899.6	$1,265.9
Less: surcharge revenue	31.0	104.6	144.5	296.5
Net sales, excluding surcharges	$201.7	$329.6	$755.1	$969.4

Industrial & Mobile	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$188.1	$240.8	$632.7	$727.3
Less: surcharge revenue	24.3	55.7	98.0	165.0
Net sales, excluding surcharges	$163.8	$185.1	$534.7	$562.3

Energy & Distribution	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$44.6	$193.4	$266.9	$538.6
Less: surcharge revenue	6.7	48.9	46.5	131.5
Net sales, excluding surcharges	$37.9	$144.5	$220.4	$407.1
The Balance Sheet
The following discussion is a comparison of the Unaudited Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014:

Current Assets	September 30, 2015	December 31, 2014
Cash and cash equivalents	$30.8	$34.5
Accounts receivable, net	106.7	167.1
Inventories, net	196.0	293.8
Deferred income taxes	20.1	20.3
Prepaid expenses	10.0	28.0
Other current assets	9.3	7.6
Total Current Assets	$372.9	$551.3
Refer to the “Liquidity and Capital Resources” section in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the change in cash and cash equivalents. Accounts receivables decreased $60.4 million primarily due to lower sales in the third quarter of 2015 compared to the fourth quarter of 2014. Inventories decreased by $97.8 million due to efforts to reduce inventory to align with anticipated sales volumes as well as lower scrap cost compared to 2014. Prepaid expenses decreased by $18.0 million due primarily to the refund of a tax receivable that existed as of December 31, 2014.

Property, Plant and Equipment	September 30, 2015	December 31, 2014
Property, plant and equipment, net	$764.3	$771.9
Property, plant and equipment, net decreased $7.6 million from the balance as of December 31, 2014. The decrease in property, plant and equipment, net was due to depreciation expense of approximately $50 million and disposal/impairment charges of approximately $2 million partially offset by capital expenditures, excluding accruals, of approximately $44 million during the nine months ended September 30, 2015.

Other Assets	September 30, 2015	December 31, 2014
Pension assets	$11.4	$8.0
Intangible assets, net	29.1	30.3
Other non-current assets	2.5	2.6
Total Other Assets	$43.0	$40.9
Pension assets increased $3.4 million from the balance as of December 31, 2014. This increase in the funded status of certain retirement plans was driven by the actual return on plan assets in excess of the change in the corresponding benefit obligation for the nine months ended September 30, 2015. Intangible assets, net decreased $1.2 million from the balance as of December 31, 2014. The decrease in intangible assets, net was driven by approximately $5 million of amortization in the nine months ended September 30, 2015, offset by approximately $4 million of expenditures for capitalized software.

Liabilities and Shareholders’ Equity	September 30, 2015	December 31, 2014
Current liabilities	$116.7	$225.5
Long-term debt	205.2	185.2
Accrued pension and postretirement cost	106.3	119.1
Deferred income taxes	54.8	75.1
Other non-current liabilities	10.2	11.1
Total shareholders’ equity	687.0	748.1
Total Liabilities and Shareholders’ Equity	$1,180.2	$1,364.1
Current liabilities decreased to $116.7 million as of September 30, 2015 as compared to $225.5 million as of December 31, 2014. The decrease was due primarily to a decrease in accounts payable of approximately $71 million resulting from lower inventory purchases as discussed above and lower capital spending, as well as a decrease of approximately $28 million in accrued salaries, wages and benefits driven by the variable compensation payout made to employees in the first quarter of 2015 related to 2014 year-end performance. Long-term debt increased for the period due to borrowings on the revolving credit facility. Non-current accrued pension and postretirement cost decreased as a result of payments on the postretirement plans partially offset by the recognition of the nine months ended September 30, 2015 expense. The decrease in our non-current deferred income taxes related primarily to the non-current deferred tax assets generated by net operating losses, partially offset by the recognition of the non-current deferred tax liability for pension and postretirement expense during the first half of 2015. Refer to Note 8 - “Changes in Shareholders' Equity” in the Notes to our Unaudited Consolidated Financial Statements for details of the decrease in shareholders’ equity.
Liquidity and Capital Resources
Based on historical performance and current expectations, we believe our cash and cash equivalents, the cash generated from our operations, availability under our credit facility and our ability to access capital markets will satisfy our working capital needs, capital expenditures, quarterly dividends, share repurchases and other liquidity requirements associated with our operations for at least the next twelve months.

Cash Flows
The following table reflects the major categories of cash flows for the nine months ended September 30, 2015 and 2014. For additional details, please see the Unaudited Consolidated Statements of Cash Flows contained elsewhere in this quarterly report.

Cash Flows	Nine Months Ended September 30,
	2015	2014
Net cash provided by operating activities	$63.8	$68.5
Net cash used by investing activities	(52.5)	(83.1)
Net cash (used) provided by financing activities	(15.0)	52.1
(Decrease) increase in Cash and Cash Equivalents	($3.7)	$37.5
Operating activities
Net cash provided by operating activities for the nine months ended September 30, 2015 and 2014 was $63.8 million and $68.5 million, respectively. The $4.7 million decrease was primarily the result of cash provided by the changes in our accounts receivable, inventories and prepaid expense balances offset by an approximately $136 million decrease in net income as well as an increased use of cash related to changes in our accounts payable and other accrued expense balances.
Investing activities
Net cash used by investing activities for the nine months ended September 30, 2015 and 2014 was $52.5 million and $83.1 million, respectively. Cash used for investing activities primarily relates to capital investments in our production processes. Capital spending decreased $30.2 million due to lower spending related to the jumbo bloom vertical caster upon completion of the project compared to the nine months ended September 30, 2014.
Our business sometimes requires capital investments to remain competitive and to ensure we can implement strategic initiatives. Our $78.1 million construction in progress balance as of September 30, 2015 includes: (a) $38 million relating to growth initiatives (i.e., new product offerings, additional capacity and new capabilities) and continuous improvement projects; and (b) $40 million relating primarily to routine capital costs to maintain the reliability, integrity and safety of our manufacturing equipment and facilities. We expect to incur approximately $50 million of additional costs including approximately $27 million relating to additional growth initiatives and continuous improvement and approximately $23 million of additional costs to complete other remaining projects. These additional costs are expected to be incurred during the next one to three years.
Financing activities
Net cash used by financing activities for the nine months ended September 30, 2015 was $15.0 million compared to net cash provided by financing activities of $52.1 million for the nine months ended September 30, 2014. The change was due primarily to cash dividends of approximately $19 million paid to shareholders and the repurchase of outstanding shares at a cost of approximately $15 million, partially offset by $20 million net borrowings under the credit facility ($65 million in proceeds offset by $45 million in repayments) and share-based compensation activity of approximately $2 million for the nine months ended September 30, 2015. Financing activities for the nine months ended September 30, 2014 consisted of $100 million net borrowings under the credit facility offset by a $50 million dividend to Timken in connection with the spinoff.
Credit Facility
On June 30, 2014, we entered into a credit facility with JPMorgan Chase Bank, N.A., as administrative agent, PNC Bank, National Association, as syndication agent, Bank of America, N.A. and HSBC Bank USA, National Association, as co-documentation agents, and the other lenders and arrangers party thereto. The credit facility has a term of five years through June 30, 2019 and provides for a committed revolving credit line of up to $300.0 million. The credit facility includes an expansion option allowing us to request additional commitments of up to $150.0 million in term loans or revolving credit commitments, subject to certain conditions and approvals as set forth in the credit agreement. The credit facility provides a $50.0 million sublimit for multicurrency loans, a $50.0 million sublimit for letters of credit and a $30.0 million sublimit for swing line loans.
We are required to maintain a certain capitalization ratio and interest coverage ratio as well as minimum liquidity balances as set forth in our credit agreement. As of September 30, 2015, we were in compliance with these ratios and liquidity requirements, as well as the additional covenants contained in the credit agreement. The maximum consolidated capitalization ratio permitted under the credit facility is 0.50. As of September 30, 2015, our consolidated capitalization ratio was 0.23. The minimum consolidated interest coverage ratio permitted under the credit facility is 3.0. As of September 30, 2015, our consolidated interest coverage ratio was 11.29. The minimum liquidity required under the credit facility is $50 million. As of September 30, 2015, our liquidity was $154.5 million.
Although we are in compliance with our covenants as of September 30, 2015, we have projected that by the end of 2015 we will not be in compliance with the consolidated interest coverage ratio noted above. We have been in discussions with our lenders regarding an amendment to our existing credit facility which will result in covenant relief. Although those discussions are not yet completed, we anticipate this effort to be concluded successfully during the fourth quarter of 2015. Also, we are pursuing additional long-term financing to provide additional liquidity.
The amount available under the credit facility as of September 30, 2015 was $124.3 million.
Dividends and Share Repurchases
On November 13, 2015, our Board of Directors decided to suspend the cash dividend for the quarter as we continue to manage through a challenging market environment. Our Board of Directors will review the dividend on an ongoing basis.
On August 6, 2014, our Board of Directors approved a share repurchase plan pursuant to which we may repurchase up to three million of our outstanding common shares in the aggregate. This share repurchase plan expires on December 31, 2016. We may repurchase such shares from time to time in open market purchases or privately negotiated transactions. We are not obligated to acquire any particular amount of common shares and may commence, suspend or discontinue purchases at any time or from time to time without prior notice. We may make all or part of these purchases pursuant to accelerated share repurchases or Rule 10b5-1 plans. From inception through September 30, 2015, $45.8 million was used to repurchase 1,540,093 shares under the share repurchase plan. Common shares repurchased are held as treasury shares.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We review our critical accounting policies throughout the year.
There have been no material changes to these policies during the nine months ended September 30, 2015. For a summary of the critical accounting policies and estimates that we used in the preparation of our Unaudited Consolidated Financial Statements, see our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 2, 2015.
New Accounting Guidance
See Note 2 to our Unaudited Consolidated Financial Statements entitled “Recent Accounting Pronouncements” for a discussion of recently issued accounting pronouncements.

Forward-Looking Statements
Certain statements set forth in this Form 10-Q (including our forecasts, beliefs and expectations) that are not historical in nature are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, Management’s Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would,” or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Form 10-Q. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of us due to a variety of factors, such as:

•	our ability to realize the expected benefits of the spinoff from The Timken Company;

•	the costs associated with being an independent public company, which may be higher than anticipated;

•
deterioration in world economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;

•
the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand; the effects of customer bankruptcies or liquidations; the impact of changes in industrial business cycles; and whether conditions of fair trade continue in the U.S. markets;

•
competitive factors, including changes in market penetration; increasing price competition by existing or new foreign and domestic competitors; the introduction of new products by existing and new competitors; and new technology that may impact the way our products are sold or distributed;

•
changes in operating costs, including the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits;

•
the success of our operating plans, announced programs, initiatives and capital investments (including the jumbo bloom vertical caster and advanced quench-and-temper facility); the ability to integrate acquired companies; the ability of acquired companies to achieve satisfactory operating results, including results being accretive to earnings; and our ability to maintain appropriate relations with unions that represent our associates in certain locations in order to avoid disruptions of business;

•	unanticipated litigation, claims or assessments, including claims or problems related to intellectual property, product liability or warranty, environmental issues and taxes, among other matters;

•
the availability of financing and interest rates, which affect: our cost of funds and/or ability to raise capital; our pension obligations and investment performance; and/or customer demand and the ability of customers to obtain financing to purchase our products or equipment that contain our products; and the amount of any dividend declared by our Board of Directors on our common shares and the amount and timing of any repurchases of our common shares; and

•	those items identified under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC.
You are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our borrowings consist entirely of variable-rate debt, principally borrowings under our revolving credit facility. We are exposed to the risk of rising interest rates to the extent we fund our operations with these variable-rate borrowings. As of September 30, 2015, we have $205.2 million of aggregate debt outstanding, all of which consists of debt with variable interest rates. Based on the amount of debt with variable-rate interest outstanding, a 1% rise in interest rates would result in an increase in interest expense of approximately $2.1 million annually, with a corresponding decrease in income from operations before income taxes of the same amount.
Foreign Currency Exchange Rate Risk
Fluctuations in the value of the U.S. dollar compared to foreign currencies may impact our earnings. Geographically, our sales are primarily made to customers in the United States. Currency fluctuations could impact us to the extent they impact the currency or the price of raw materials in foreign countries in which our competitors operate or have significant sales.
Commodity Price Risk
In the ordinary course of business, we are exposed to market risk with respect to commodity price fluctuations, primarily related to our purchases of raw materials and energy, principally scrap steel, other ferrous and non-ferrous metals, alloys, natural gas and electricity. Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing business. We utilize a raw material surcharge as a component of pricing steel to pass through the cost increases of scrap, alloys and other raw materials, as well as natural gas. From time to time, we may use derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas and electricity purchases. In periods of stable demand for our products, the surcharge mechanism has worked effectively to reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand and cost of raw materials is lower, however, the surcharge impacts sales prices to a lesser extent.
ITEM 4. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures
As of the end of the period covered by this quarterly report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.

(b)	Changes in Internal Control Over Financial Reporting
During the Company’s most recent fiscal quarter, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Item 1A. Risk Factors
We are subject to various risks and uncertainties in the course of our business. The discussion of such risks and uncertainties may be found under “Risk Factors” in our Annual Report on Form 10-K filed with the SEC. There have been no material changes to such risk factors.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table provides information about purchases by the Company of its common shares during the quarter ended September 30, 2015.

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs (2)
7/01/15 - 7/31/15	277,342	$22.63	277,223	1,793,592
8/01/15 – 8/31/15	308,685	$18.23	308,685	1,484,907
9/01/15 – 9/30/15	25,000	$17.30	25,000	1,459,907
Total	611,027	$20.19	610,908	1,459,907

(1)	Consists of 119, 0 and 0 for July, August, and September respectively for shares surrendered or deemed surrendered to the Company in connection with the Company’s stock-based compensation plans.

(2)
On August 6, 2014, the Company announced that its Board of Directors approved a share repurchase plan pursuant to which the Company may repurchase up to 3 million of its common shares in the aggregate. This share repurchase plan expires on December 31, 2016. The Company may repurchase such shares from time to time in open market purchases or privately negotiated transactions. The Company may make all or part of these repurchases pursuant to accelerated share repurchases or Rule 10b5-1 plans.

Item 6. Exhibits

Exhibit Number	Exhibit Description
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TIMKENSTEEL CORPORATION

Date:	November 13, 2015	/s/ Christopher J. Holding
Christopher J. Holding Executive Vice President and Chief Financial Officer (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document